# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Certara, Inc., CIK 0001827090
CUSIP: 15687V109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 Radnor Corporate Center, Suite 350, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 04/14/2025
Amends the filing with accession number 0001193125-22-307453
Filed by CIK 0001541125
Persons authorized to receive notices and communications: Frank Scrudato, 100 Park Avenue, 31st Floor, New York, New York (NY), 10017, (212) 771-1717

## Reporting persons
- Arsenal Capital Partners III LP (CIK 0001541125): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,559,745; sole dispositive power 0; shared dispositive power 3,559,745; aggregate amount beneficially owned 3,559,745 (2.2% of the class)
  Comment: Calculation is based upon 161,017,775 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2025, as reported on the Issuer's most recent Annual Report on Form 10-K, filed on February 26, 2025.
- Arsenal Capital Partners III-B LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,831,569; sole dispositive power 0; shared dispositive power 2,831,569; aggregate amount beneficially owned 2,831,569 (1.8% of the class)
  Comment: Calculation is based upon 161,017,775 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2025, as reported on the Issuer's most recent Annual Report on Form 10-K, filed on February 26, 2025.
- Arsenal Saturn Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,954,521; sole dispositive power 0; shared dispositive power 29,954,521; aggregate amount beneficially owned 29,954,521 (18.6% of the class)
  Comment: Calculation is based upon 161,017,775 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2025, as reported on the Issuer's most recent Annual Report on Form 10-K, filed on February 26, 2025.
- Arsenal Capital Investment VI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,954,521; sole dispositive power 0; shared dispositive power 29,954,521; aggregate amount beneficially owned 29,954,521 (18.6% of the class)
  Comment: Calculation is based upon 161,017,775 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2025, as reported on the Issuer's most recent Annual Report on Form 10-K, filed on February 26, 2025.
- Arsenal Capital Investment III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,391,314; sole dispositive power 0; shared dispositive power 6,391,314; aggregate amount beneficially owned 6,391,314 (4% of the class)
  Comment: Calculation is based upon 161,017,775 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2025, as reported on the Issuer's most recent Annual Report on Form 10-K, filed on February 26, 2025.
- Terry M. Mullen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,345,835; sole dispositive power 0; shared dispositive power 36,345,835; aggregate amount beneficially owned 36,345,835 (22.6% of the class)
  Comment: Calculation is based upon 161,017,775 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2025, as reported on the Issuer's most recent Annual Report on Form 10-K, filed on February 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Certara, Inc.
Address of issuer's principal executive offices: 4 Radnor Corporate Center, Suite 350, Radnor, Pennsylvania (PA), 19087
Comment:
This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the shares of common stock, par value $0.01 per share ("Common Stock") of Certara, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 16, 2022 (the "Schedule 13D"). The Reporting Persons have filed this Amendment No. 1 in regards to their agreement to extend the Lock-Up (as defined below) with the Issuer, as described in Item 6 below.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. The address of the Issuer's principal executive office is 4 Radnor Corporate Center, Suite 350, Radnor, Pennsylvania 19087.

## Item 2. Identity and Background
Name of person filing:
This Statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Arsenal Capital Partners III LP, a Delaware limited partnership ("Partners III"), by virtue of its direct ownership of Common Stock; (ii) Arsenal Capital Partners III-B LP, a Delaware limited partnership ("Partners III-B"), by virtue of its direct ownership of Common Stock; (iii) Arsenal Saturn Holdings LP, a Delaware limited partnership ("Holdings LP"), by virtue of its direct ownership of Common Stock; (iv) Arsenal Capital Investment VI LP, a Delaware limited partnership ("Investment VI LP"), by virtue of it being the general partner of Holdings LP; (v) Arsenal Capital Investment III LP, a Delaware limited partnership ("Investment III LP"), by virtue of it being the general partner of Partners III and Partners III-B; and (vi) Terry M. Mullen, an individual and citizen of the United States, by virtue of them making up the investment committee that governs Investment VI LP and Investment III LP.

Each of Partners III, Partners III-B, Holdings LP, Investment VI LP, Investment III LP and Terry M. Mullen are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 16, 2022, and attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is as follows: c/o Arsenal Capital Partners, 100 Park Avenue, 31st Floor, New York, NY 10017.
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of investment in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Partners III, Partners III-B, Holdings LP, Investment VI LP, Investment III LP and Group LLC are organized under the laws of the State of Delaware. Terry M. Mullen is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Purchase Agreement

On November 3, 2022, Holdings LP and EQT Avatar Parent L.P. ("EQT") entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which EQT agreed to sell, and Holdings LP agreed to purchase, 29,954,521 shares of Common Stock for $15.00 per share for an aggregate purchase price of $449,317,815 (the "Transaction"). The closing of the Transaction occurred on December 8, 2022.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is included as Exhibit 2 and is incorporated by reference.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons are reviewing and intend to continuously review their investment in the Issuer. Subject to the terms of the Letter Agreement (as defined herein), depending on market conditions and other factors (including but not limited to evaluation of the Issuer's businesses, strategic directions and prospects, availability of funds, alternative uses of funds and general economic and industry conditions), the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they may deem appropriate, whether alone or together with other third parties, which may from time to time involve acquiring or causing their respective affiliates to acquire additional or all securities of the Issuer or disposing of all or a portion of their investment in the Issuer, including entering into discussions, agreements, arrangements and understandings with respect to such matters or the pursuit thereof.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any present plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer and third parties about the Issuer and the Reporting Persons' investment, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b) The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Schedule 13D are incorporated herein by reference. The following information is as of the date hereof and the percentage of the Issuer's outstanding shares of Common Stock held by the Reporting Persons is based on 161,017,775 shares of Common Stock of the Issuer issued and outstanding as of February 17, 2025, as reported on the Issuer's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2025.

Holdings LP directly holds 29,954,521 shares of Common Stock, or 18.6%, of the outstanding shares of Common Stock of the Issuer, Partners III directly holds 3,559,745 shares of Common Stock, or 2.2% of the outstanding shares of Common Stock of the Issuer, and Partners III-B (together with Partners III, the "Arsenal III Funds" and, together with Holdings LP, the "Arsenal Funds") directly holds 2,831,569 shares of Common Stock, or 1.8% of the outstanding shares of Common Stock of the Issuer.

Investment III LP is the general partner of each of the Arsenal III Funds. Investment VI LP (together with Investment III LP, the "Investment LPs") is the general partner of Holdings LP. Each Investment LP is governed by a limited partner committee consisting of Terry M. Mullen. As such, Terry M. Mullen has the power to control each Investment LP's voting and investment decisions and may be deemed to have beneficial ownership of the securities held by the Arsenal Funds.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as otherwise described in this statement, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Letter Agreement and Letter Agreement Amendment

In connection with the Transaction, the Issuer entered into a letter agreement, dated as of November 3, 2022 (the "Letter Agreement"), with Holdings LP providing that, until the two-year anniversary of the closing of the Transaction, Holdings LP will, subject to certain exceptions, be prohibited from transferring the shares of Common Stock that it will acquire in connection with the closing (the "Lock-Up"). Holdings LP entered into an amendment to the Letter Agreement, dated as of April 14, 2025 (the "Letter Agreement Amendment"), providing for an extension of the Lock-Up until April 14, 2026.

The foregoing descriptions of the Letter Agreement and the Letter Agreement Amendment, respectively, are qualified in their entirety by reference to the full text of the Letter Agreement and the Letter Agreement Amendment, respectively, copies of which are attached hereto as Exhibit 3 and Exhibit 4, respectively, and are incorporated by reference.

Stockholders Agreement

In connection with the Transaction, the Issuer entered into a Stockholders Agreement, dated as of November 3, 2022 (the "Stockholders Agreement"), with the Arsenal Funds and their respective affiliates (the "Stockholders"). Pursuant to the Stockholders Agreement, the Stockholders have the right, but not the obligation, to nominate to the Board two directors until the latest of: (i) from the closing date of the Transaction until the two-year anniversary thereof, for so long as the Stockholders continue to own 100% of the shares the Stockholders purchased in connection with the Transaction, (ii) after the two-year anniversary of the closing date of the Transaction, for so long as the Stockholders beneficially own at least 12% of the total number of Adjusted Shares Outstanding (as defined in and calculated by the Stockholders Agreement) and (iii) from the closing date of the Transaction until the five-year anniversary thereof, for so long as the Stockholders continue to own 100% of the shares the Stockholders purchased in connection with the Transaction. The Stockholders have the right, but not the obligation, to nominate to the Board one director for so long as the Stockholders beneficially own at least 6%, but less than 12%, of the total number of Adjusted Shares Outstanding (as defined in and calculated by the Stockholders Agreement). In addition, the Stockholders will vote in favor of the Issuer's slate that is included in its proxy statement for so long as the Stockholders are entitled to designate any Arsenal Director Nominees.

The initial Arsenal Director Nominees are Steve McLean as a Class III director and Dave Spaight as a Class I director.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated by reference.

Registration Rights Agreement

In connection with the Transaction, the Issuer entered into a Registration Rights Agreement, dated as of November 3, 2022 (the "Registration Rights Agreement"), with the Arsenal Funds. The Registration Rights Agreement contains provisions that entitle the Arsenal Funds to certain rights to have their securities registered by the Issuer under the Securities Act. While the Registration Rights Agreement is in effect, the Arsenal Funds are entitled to (i) four "demand" registrations, (ii) one underwritten offering in any consecutive 90-day period and (iii) two underwritten offerings in any consecutive 360-day period, subject in each case to certain limitations. In addition, the Registration Rights Agreement provides that the Issuer will share certain expenses of the Arsenal Funds relating to such registrations and indemnify the Institutional Investors against certain liabilities which may arise under the Securities Act.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 6 and is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement among the Reporting Persons, dated as of December 16, 2022.
Exhibit 2. Purchase Agreement, dated as of November 3, 2022, by and among Arsenal Saturn Holdings LP and EQT Avatar Parent L.P.
Exhibit 3. Letter Agreement, dated as of November 3, 2022, by and among Certara, Inc. and Arsenal Saturn Holdings LP (incorporated by reference to the Issuer's Exhibit 10.1 to the Issuer's Form 8-K filed on November 7, 2022).
Exhibit 4. Amendment to Letter Agreement, dated as of April 14, 2025, by and among Certara, Inc. and Arsenal Saturn Holdings LP (incorporated by reference to the Issuer's Exhibit 10.1 to the Issuer's Form 8-K filed on April 14, 2025).
Exhibit 5. Stockholders Agreement, dated as of November 3, 2022, by and among Certara, Inc. and the other parties thereto (incorporated by reference to the Issuer's Exhibit 10.2 to the Issuer's Form 8-K filed on November 7, 2022).
Exhibit 6. Registration Rights Agreement, dated as of November 3, 2022, by and among Certara, Inc. and the other parties thereto (incorporated by reference to the Issuer's Exhibit 10.3 to the Issuer's Form 8-K filed on November 7, 2022).

## Signatures
- Arsenal Capital Partners III LP: /s/ Frank Scrudato, Frank Scrudato/Authorized Signatory (04/14/2025)
- Arsenal Capital Partners III-B LP: /s/ Frank Scrudato, Frank Scrudato/Authorized Signatory (04/14/2025)
- Arsenal Saturn Holdings LP: /s/ Terry M. Mullen, Terry M. Mullen/Managing Director (04/14/2025)
- Arsenal Capital Investment VI LP: /s/ Terry M. Mullen, Terry M. Mullen/Managing Director (04/14/2025)
- Arsenal Capital Investment III LP: /s/ Frank Scrudato, Frank Scrudato/Authorized Signatory (04/14/2025)
- Terry M. Mullen: /s/ Terry M. Mullen, Terry M. Mullen (04/14/2025)